Form 10KSB, Exhibit 13
period 1996-12-31
CITRUS FINANCIAL SERVICES INC
filed 1997-03-28
CIK 852616

Corporate Profile


Citrus Financial Services, Inc., (CFSI) is the parent company of Citrus Bank, National Association, which has three full-service banking offices. Two of the offices are located in Indian River County, one in Vero Beach and one in Sebastian. The third location is in Barefoot Bay which is in adjacent Brevard County.

CFSI has $66.4 million in consolidated assets. The principal business activities for Citrus Bank, National Association include a wide range of FDIC insured deposit products, and commercial, real estate and consumer loans together with full service mortgage banking. CFSI's stock is closely held and not traded on any national market.

Contents

   To Our Stockholders and Friends                   2
   Consolidated Financial Highlights                 3
   Looking At the Future                             4
   Looking Inside                                    5
   Management's Discussion                           7
   Consolidated Financial Statements                 11
   Notes to Consolidated Financial Statements        15
   Independent Auditor's Report                      28
   Board of Directors                                29
   Officers                                          30
   Shareholder Information                           31

To Our Stockholders and Friends

Expanding Our Reach
Late in 1995 your Board of Directors directed Management to establish a new banking center in adjacent Brevard County. The site chosen was in Barefoot
Bay, a retirement community of manufactured homes. Construction began in the second quarter of 1996 and the Barefoot Bay Center opened on September 2.
This newest location was very well received by Bay residents. They continually express their excitement over the convenient financial services provided by an independent community-minded bank. By December 31, 1996 total deposits in Barefoot Bay topped $5.2 million after only four months of operation. At the end of January, 1997, deposits were almost $6 million representing 850 depository accounts. Management anticipates that the rapid growth of this banking center will continue through 1997 and provide a significant source of funding for the bank's expanding loan portfolio.

The Board of Directors and Management are committed to expanding the geographic reach of the Company. Diversity of locations and products enhances the value of our franchise and develops additional markets for profitable opportunities allowing us to expand our influence in the community bank market. As relaxed regulatory fire walls allow banks to offer non-traditional products, Citrus will work to enhance profitability in these areas.

While 1996 was a great year for developing new markets, profitability was below our anticipations. Net income for the year fell to $85,000. Three problematic loans are responsible for this downturn in profitability as provisions for loan losses increased and associated litigation costs rose in an effort to take aggressive recovery action and provide for any anticipated loss. As a result, one of the loans has been resolved with foreclosure, the second is nearing completion of bankruptcy with full recovery anticipated, and the remaining credit is in litigation. Both Management and the Board of Directors realize how discouraging these events are after such a tremendous turn for profitability in 1995. Please be assured, however, that the Board of Directors, Management and outside consultants have carefully reviewed the bank's entire loan portfolio and found these loans to be isolated instances. This review has further concluded that the loans in question are exceptions involving clients' fraud
or misrepresentations.   No systemic loan credit quality was found.

Growing Toward 2000
The Company's loans grew $7.6 million during 1996 compared to $5 million in 1995, as management continued its focus on loan growth. Since 1994 the Board of Directors has pointed Management toward loan growth in an effort to invest asset growth in the most profitable direction. In this regard net loans have continued to spiral up moving from $25 million at the end of 1993; $38 million at the end of 1994; $43 million at the end of 1995 and $51 million at the end of 1996. Reflecting the demographics of the local economy the loan portfolio is largely vested in real estate related loans. Commercial and consumer loans have remained largely unchanged for the year. The Company's loan growth was funded primarily from traditional deposit growth during 1996. Management placed increased emphasis on non-interest bearing demand deposits and increased these deposits by year-end 1996 in excess of 20%. Overall deposit growth was up 9%. With the addition of the Barefoot Bay Center, Management expects deposit growth to be even greater in 1997.

Thank You
The support we have received from our stockholders and our local community has been an important ingredient in our success, on behalf of your Board of Directors, thank you.

                            Sincerely,



Robert L. Brackett, Chairman of the Board    Josh C. Cox, Jr., President & CEO

Consolidated Financial Highlights
CFSI and Subsidiary

                              1996          1995        1994
For the Year
(in thousands)
Interest income             $   4,973    $   4,830   $   3,756
Interest expense                2,288        2,398       1,616
Net interest income             2,685        2,432       2,140
Provision for loan losses         352          100         160
Other income                      371          328         262
Other expenses                  2,573        2,090       2,117
Income taxes                       46          (94)        (55)
Net income (loss)                  85          664         180

Per Share Data(1)

Net income (loss)           $     .10    $     .78   $     .21
Book Value                       6.35         6.29        4.98

Key Performance Ratios

Return on average assets          .14%        1.13%        .35%
Return on average stockholders'
     equity                      1.55%       13.79%       4.17%
Stockholders' equity to total
     assets                      8.17%        8.73%       7.38%
Tier One capital ratio          11.70%       13.00%      12.40%
Total risk-based capital ratio  12.44%       13.90%      13.20%

At Year-end
(in thousands)

Investments                 $   9,499    $  10,318   $  13,228
Loans, net                     50,670       43,028      37,910
Total assets                   66,416       61,498      57,599
Deposits                       58,646       53,803      48,283
Borrowings                      2,055        2,076       4,898
Stockholders' equity            5,427        5,371       4,250

(1) 1994, 1995 and 1996 per share data has been restated to give effect to 1997 stock split.

"Looking At the Future"


Continuing Loan Portfolio Development
1996 delivered strong loan growth that approached 18% by the year's end. This focus on loan expansion will be continued in 1997 with a promise of renewed growth in the development of business-related loans. The profitability of these relationships include all areas of our financial services and make this thrust of particular interest to Citrus Bank. Our commitment to the local small business community continues to be an integral part of the overall success and vitality of the Company. In addition, the origination and sale of residential mortgage loans will be continued in the 1997 strategy. Real estate and real estate related activities are foundational to the dynamics of our local economic base. Citrus Bank will be involved in all aspects of this industry as it relates to financial services.

Developing Our Newest Market
In September of 1996 our newly constructed Barefoot Bay Center was opened and began to provide full service banking to the residents of this retirement community. Management's extensive advance preparation with the local residents for this branch expansion reflected in our early success at this location.
The residents have been very supportive, encouraging management by indicating that as our independent, community-minded bank meets their needs and is responsive to their requests, the community will respond. That has been the case. During 1997 we will continue to develop this new Brevard County market with new products and services. Our resolve is to continue the progress we have enjoyed to date.

Continuing Our Commitment
From our very inception, our founders have been committed to the development
of the local business and residential community.   That commitment has not
changed, but it has been expanded to our new friends at Barefoot Bay and into Brevard County. Attention to our community and our clientele in 1997 will include broadening our services to include accounts that address our customers' needs. Our first commitment is to ensure that we provide personal service. In that regard we will devote an additional focus on the training and developing of our personnel to highlight our desire to provide prompt, professional service. While we will continue to develop our systems in this new information age of computer enhancements, our commitment is to personal service delivered by courteous professionals.

Providing financial services is a business of people, for people, through people. Automation is no substitute for a warm, concerned smile and professional service. At Citrus we want to know you personally; we hope you will be our neighbor first, our customer next.

"Looking Inside"

The following is a presentation of the average consolidated balance sheet of the Company for the years ended December 31,1996 and 1995. This presentation includes all major categories of interest-earning assets and interest-bearing liabilities.

Average Consolidated Asset                December 31, 1996   December 31,1995
                                                     (in thousands)
Cash and due from banks                     $  1,617            $  1,299

Interest-bearing deposits in other banks         100                 137
Taxable securities                             9,981              12,803
Federal funds sold                             1,015                 378
Net Loans                                     45,327              41,438

     Total earning assets                     56,423              54,756

Other assets                                   3,267               2,861

     Total assets                           $ 61,307            $ 58,916



Average Consolidated Liabilities
   And Shareholders' Equity

Noninterest-bearing deposits                $  7,058            $  5,596
NOW deposits                                   3,207               2,987
Savings deposits                               6,778               7,153
Time deposits                                 37,369              34,391
Borrowings                                     1,095               3,754
Other liabilities                                307                 221

     Total liabilities                        55,814              54,102

Common stock                                   2,964               2,966
Capital surplus                                3,108               3,108
Retained deficit                                (579)             (1,260)
Total shareholders' equity                     5,493               4,814

     Total liabilities and shareholders'
           equity                           $ 61,307            $ 58,916

The following is a presentation of an analysis of the net interest earnings of the Company for the periods indicated with respect to each major category of interest-earning asset and each major category of interest-bearing liability (in thousands):

                                             Year Ended December 31, 1996

                                           Average      Interest      Average
     Assets                                Amount        Earned        Yield
Interest-earning deposits in other banks  $    100      $      7        7.0 %
Taxable securities                           9,981           562        5.6 %
Federal funds sold                           1,015            54        5.3 %
Net loans                                   45,327 (1)     4,350 (2)    9.6 %

     Total earnings assets                $ 56,423      $  4,973        8.8 %


                                           Average      Interest      Average
     Liabilities                           Amount         Paid       Rate Paid

NOW deposits                              $  3,207      $     49        1.5 %
Savings deposits                             6,778           173        2.5 %
Time deposits                               37,369         2,005        5.4 %
Borrowings                                   1,095            61        5.6 %

    Total interest-bearing liabilities    $ 48,449      $  2,288        4.7 %

(1) Includes non-accrual loans of $728
(2) Interest earned on net loans includes $50 in loan brokerage fees.

Net interest earnings totaled $2,685 in the year ended December 31, 1996, for a net yield on interest earning assets of 4.8%.

                               Year Ended December 31, 1995

                                           Average    Interest     Average
     Assets                                Amount      Earned       Yield
Interest-earning deposits in other banks   $    137     $            5.8 %
Taxable securities                           12,803         784      6.1 %
Federal funds sold                              378          22      5.8 %
Net loans                                    41,438 (1)   4,016 (2)  9.7 %

     Total earnings assets                 $ 54,756     $ 4,830      8.8 %

                                           Average    Interest      Average
     Liabilities                           Amount       Paid       Rate Paid

NOW deposits                               $  2,987     $    56      1.9 %
Savings deposits                              7,153         197      2.8 %
Time deposits                                34,391       1,918      5.6 %
Borrowings                                    3,754         227      6.0 %

     Total interest-bearings liabilities   $ 48,285     $ 2,398      5.0 %

(1) Includes non-accrual loans of $493.
(2) Interest earned on net loans includes $43 in amortized loan fees and loan brokerage fees.

Net interest earnings totaled $2,432 during the year ended December 31, 1995, for a net yield on interest earning assets of 4.4%.

Management's Discussion
CFSI and Subsidiary

Liquidity and Capital Resources

To the best knowledge of management, there are no trends, demands, commitments, events or uncertainties that will result in or are reasonably likely to result in the Company's liquidity increasing or decreasing in any material way. The Company is not aware of any current recommendations by the regulatory authorities which, if they were to be implemented, would have a material effect on the Company's liquidity, capital resources, or results of operations.

The Company's current liquidity is considered adequate. Primary liquidity rests in balances due from other depository institutions and Federal Funds
sold which can be converted to cash the same day.   These balances aggregate
$2,514,000 or 3.8% of total assets at the end of 1996. Additional liquidity is available through established Federal Funds purchase agreements which aggregate $2,250,000 and by lines of credit with the Federal Home Loan Bank of Atlanta which enables the Company to borrow up to $10,000,000. As of December 31, 1996, the Company had drawn $1,555,000 under these lines.

Management currently expects to increase the Bank's loan portfolio to achieve higher earnings. These increases are projected to be funded by traditional bank deposit increases. Nonetheless, Federal Funds purchased, borrowings, lines of credit and other liquidity considerations will be maintained to provide the Company adequate liquidity for the future. For example, commitments to extend credit totaled $7,115,000 at December 31, 1996. If all such commitments were to materialize, they would be funded primarily from deposit growth and Federal Funds balances.

During the fourth quarter of 1996, Citrus Bank opened a new full-service branch in Barefoot Bay in Brevard County, Florida. This newest banking center has provided almost $6 million in new deposit dollars enhancing the liquidity and resources to continue the institution's loan growth. Capital expenditures for this branch expansion have been carefully integrated into the Company's overall strategy, profitability, and capitalization. The Board of Directors and management are confident that this expansion will continue the growth and financial vitality of the Company enhancing the financial condition of the Company.

Management monitors the Company's asset and liability positions in order to maintain a desirable balance between rate-sensitive assets and rate-sensitive liabilities and at the same time maintain sufficient liquid assets to meet expected customer needs for loans and for withdrawals of deposits.

The interest sensitivity "gap" is the difference between total interest-sensitive assets and total interest-sensitive liabilities. The need for gap management is critical in times of rapid change in interest rates. The goal of gap management is to provide for stable and steady growth of the Bank's net interest margin. The following is an analysis of rate-sensitive assets and liabilities as of December 31, 1996 (excluding loans totaling $728,000 on non-accrual status).

                                             (in thousands)
                                                              Over
                             0-3 mos.   3-12 mos.  1-5 yrs.   5yrs.     Total
Interest-bearing deposits   $    105   $    --    $    --     $   --   $    105
Taxable securities               --         --       2,941      6,184     9,125
Federal funds sold               --         --         --         --        --
Total loans                   20,775     12,089     14,066      3,400    50,330

Total rate sensitive assets   20,880     12,089     17,007      9,584    59,560

NOW deposits                   3,386        --         --         --      3,386
Savings deposits               6,877        --         --         --      6,877
Time deposits                 11,556     21,189      7,502        --     40,247

Borrowings                       500      1,000        555        --      2,055

Total rate sensitive
      liabilities             22,319     22,189      8,057        --     52,565

Excess (deficiency) of rate
  sensitive assets          $ (1,439)  $(10,100)  $  8,950   $  9,584   $ 6,995
  over rate sensitive
  liabilities

The above interest rate sensitivity table illustrates the Company's gap position at December 31, 1996. The table should not be viewed as the only factor in determining the impact of interest rate changes on net interest income. Certain assumptions have been made in the construction of the table. For example, loans and investments have been assigned rate sensitivity categories according to their maturities or scheduled rate adjustments without regard to payment schedules or to the liquidity of those interest sensitive assets. Additionally, the table represents a one day position, however, the Company adjusts its interest sensitivity throughout the year.

Management utilizes a simulation model provided by an independent consultant to project, on a dynamic basis, the impact of changing interest rates in three different assumption models. The first assumption considers the effect of increasing interest rates in excess of what is actually anticipated, the second considers interest rate movements that are generally anticipated in the marketplace, and the third considers movements of decreasing interest rates in excess of what is expected. These three scenarios are then measured against the bank's growth and inflation budgets and the result is reflected in the amount of change in net interest income. That change then quantifies the anticipated risks of the institution to changing interest rates. Since these projections are updated monthly, management has timely anticipations of events that may have an adverse impact on the institution. Management then begins to make changes in deposit and loan terms to manage the volatility of interest rate risks. During 1996, management was continuously adjusting to somewhat increasing interest rates and was able to continue to limit interest rate risk and reduce the dollar impact of rising interest rates. While this management position is less likely to produce record interest rate spreads, it limits the institution's exposure to large changes in interest rates should interest rates move dramatically against the institution's interest rate position.

Stockholders' equity at December 31, 1996 was $5.5 million or 8.3% of total assets compared to $5.4 million at December 31, 1995. The increase reflects the unrealized loss on securities available for sale of $158,000 at December 31, 1996. Management anticipates that capital will be adequate to sustain anticipated 1997 growth . The following table sets forth the applicable required capital ratios for the Company and the Bank and the actual capital ratios for both as of December 31, 1996. See "Supervision and Regulation".

              Leverage Capital       Tier 1 Capital  Total Risk-Based Capital
                 Regulatory            Regulatory           Regulatory
             Minimum       Actual   Minimum   Actual    Minimum    Actual

Company       3.0 %         8.7%     4.0 %    11.7 %     13.0 %    12.4 %
Bank          3.0 %         8.1%     4.0 %    10.8 %      8.0 %    11.6 %

Results of Operations

The Company experienced stronger growth in 1996 when compared to 1995. Total assets grew from $61 million at the end of 1995 to $66 million at the end of 1996. Deposits ended 1995 at $54 million and had reached almost $59 million at the end of 1996, a growth rate of 9%. As in 1995, deposit growth was used almost exclusively to fund loan growth.

Loans aggregated $43 million at the end of 1995 and rose to $51 million by the end of 1996, an increase of $8 million. This 18.6% increase in loans from year end to year end was largely accomplished toward the end of the year. Average loans for 1996 were $45 million compared to $41 million in 1995. Loan demand during the middle of 1996 was found be less robust than the fourth quarter where great strides in loan growth were accomplished. Loan growth during 1996 was centered in residential and commercial real estate. Residential real estate that closed 1995 at $18 million grew to $24 million at the end of 1996. Almost $5 million of these loans rested in residential real estate loans awaiting sale into the secondary market. Commercial real estate loans moved from $12 million at the end of 1995 to $14 million by the end of 1996. Commercial loans not related to real estate remained largely unchanged and consumer loans fell $537,000.

These dynamics are reflected in the change in the loan portfolio's mix. Aggregate real estate loans now represent 74% of the entire portfolio with commercial and consumer loans trailing at 18% and 8% respectively. Residential mortgage loans make up the largest portion of the portfolio at 47% and commercial real estate loans comprise 27%. The loan portfolio's slant toward real estate lending illustrates the complexion of the local economy. The real estate industry and its associated business make up the largest portion of business activities in the local market and account for the majority of business conducted in the area.

Throughout 1996 the investment portfolio has been reduced through prepayments and maturities. Aggregate investments were reduced over $800,000 from the end of 1995 to the end of 1996. No securities were purchased or sold during this period as management continued to focus on loan growth. Funds from the reduction of the investment portfolio continued to be used to fund loan growth. At the end of the year the portfolio consists primarily of U.S. Government Agency issues which represent 93% of the portfolio; largely unchanged from 1995. The balance of the portfolio is made up of Federal Reserve and Federal Home
Loan Bank stock at $374,000 and one corporate bond at $252,000.

The majority of the reductions in the investment portfolio came from prepayments on mortgage-backed securities. These prepayments are expected to continue throughout 1997 and near the same level as 1996.

Deposits continue to be the principal funding source for the Company's growth. During 1996 deposits moved from $54 million to $59 million, an increase of 9%. Average deposits for the years ended 1995 and 1996 had much the same result with average deposits increasing 8.5%. During 1996 management placed greater emphasis on the development of non-interest bearing demand deposits with good success. By year end 1996 these deposits had grown in excess of 20% with the aggregate balances over $8 million. Interest bearing demand deposits reflected a growth of almost 9% while a 14% downturn in money market deposits was more than offset by a 36% increase in savings accounts. This savings deposit change reflects the introduction of a new savings deposit for larger depositors that successfully increased these accounts by $800,000. Time deposits grew almost 10% up $3 million for the year. The deposit portfolio's mix reflected some change as a result of 1996's growth patterns. Noninterest demand deposits now represent 14% of aggregate deposit compared to 12% last year. Money market deposits represent the balance at 7% of total deposits while savings deposits are up to 5% of deposits. The largest portion of aggregate deposits continues to be time deposits which now represent over 68% of all deposits.

Although borrowings were up and down during 1996, aggregate borrowings at the end of 1996 remained at the same level as at the end of 1995. Borrowings are made up of $500,000 in Federal Funds purchased from correspondent banks and the balance in borrowings from the Federal Home Loan Bank. Both the Federal Funds purchased and $1,000,000 in FHLB borrowings were paid during the first part of 1997 from continued increases in deposit volume. Management continues to use borrowings as necessary to meet funding needs. For 1996 the weighted average interest rate on these borrowings for the year ended was 5.6%.

On September 2, 1996 the Bank opened its second full service banking center in Barefoot Bay. This center is located in a community five miles north of the Bank's Sebastian Branch in adjacent Brevard County. By the end of 1996 aggregate deposits from this location were $5 million. The reception of this retirement community has been robust with deposit volumes increasing over $1 million per month. Management anticipates that this level of deposit growth should continue throughout 1997.

While growth and the expansion of our market exceeded management anticipations for 1996, profitability fell short. Net income fell to $85,000 after a record
$664,000 in 1995.   Net interest income increased from $2,432,000 in 1995 to
$2,685,000, an increase of $253,000. Interest income increases were made up almost entirely of increases in interest and fees on loans. Aggregate interest income increased $143,000 for 1996 while concurrent interest costs decreased $110,000. The Company's 1996 net interest income to average earning assets increased to 4.8% from 4.4% in 1995.

Provisions for loan losses increased to $352,000 from $100,000 in 1995. These increases in provisions reflected loan chargeoffs and provisions primarily on three loan relationships. These provisions were necessary to reflect any potential loss expected or sustained during the period. One of the loans has been foreclosed and the collateral written down to appraised value, the second is nearing the end of bankruptcy hearings with full recovery anticipated, and the third is nearing court litigation. Nonetheless, these provisions reduced net interest income after provision for loan losses to the 1995 level at $2,333,000.

Other income increased from $328,000 in 1995 to $371,000 in 1996. All of these increases related to service charges on deposit accounts. As the bank's depository base grew during 1996, these related income items grew as well. Since a large portion of the number of accounts opened were transaction accounts, these fees grew at a greater rate than aggregate deposit balances. Service charges on deposit accounts for 1996 grew $57,000 or 22%.

Other expenses increased from $2,090,000 in 1995 to $2,573,000 in 1996. Salaries and benefits were up $121,000 to $1,142,000 and primarily reflected additions in staff for the new Barefoot Bay Center as well as several staff additions to complement the Bank's customer growth. Occupancy expenses coupled with furniture and equipment expenses reflected a small reduction moving from $395,000 in 1995 to $387,000 for 1996. With the growth of the Bank and the requirements for the new banking center, stationery, printing and supplies increased from $40,000 in 1995 to $57,000 in 1996. While these expenses described above related to the growth of the bank, increases in miscellaneous expenses reflected, in large part, expenses related to the problem credits aforementioned that were in excess of $250,000 for the year 1996. The remaining increase in miscellaneous expenses related to growth and accounted for $153,000 of the aggregate increase to $987,000.

Fiscal 1995 Compared to Fiscal 1994
Total assets grew $11,621,000 in 1994 compared to $3,899,000 in 1995; ending 1995 at $61,498,000. Deposit growth of $5,520,000 was used to reduce borrowings and fund loan growth.

Total loan growth remained strong at 13.5% but did not match the growth of 53% experienced in 1994. Loan growth was in excess of $5 million for 1995 and over $13 million in 1994. Net loans aggregated $43,028,000 at the end of 1995 compared to $37,910,000 at the end of 1994. Management efforts during 1995 were concentrated in changing the loan portfolio's mix to reflect a larger complexion of commercial loans. In that regard commercial loans increased from $6,495,000 at the end of 1994 to $9,105,000 at the end of 1995, for a $2,610,00,
or 40% increase. Commercial loans make up the highest yielding portion of the Company's portfolio and have resulted in a noticeable increase in non-interest bearing deposits. While the loan portfolio's mix has shifted toward commercial loans which now total 21% of the portfolio, commercial real estate and residential real estate loans still make up the majority of the portfolio at 27% and 42% respectively. Aggregate real estate loans at 69% of total loans continue to reflect the local community's heavy reliance on the real estate industry.

As the loan portfolio continued to expand, the investment portfolio was reduced through sales and maturities. Aggregate investments fell $2,190,000 from the end of 1994 to the end of 1995. These reductions, accomplished largely at the end of 1995, were used to reduce borrowings and fund the increase in the loan portfolio. The remaining investment portfolio continues to consist primarily of U.S. Government Agency issues which represent 94% of the investment portfolio. Federal Home Loan Bank stock was reduced from $246,000 to $190,000 as the level of borrowings with the FHLB were reduced. While management does not anticipate any investment sales, the investment portfolio is expected to be further reduced from maturities and prepayments of existing issues. Further investment purchases are expected to be very limited as management's focus continues to be on loan growth.

Total deposits aggregated $53,803,000 at the end of 1995 compared to $48,283,000 at the end of 1994 for a growth of 11%. During 1995, average year to date deposits increased 14% or $6,069,000 from 1994 levels. Average noninterest-bearing deposits increased $736,000 and made up 11.2% of average deposits compared to 11% for 1994. By the end of 1995, noninterest-bearing deposits made up 12.4% of total deposits and aggregated $6,699,000. At the same time, NOW accounts remained unchanged and money market accounts fell $580,000. While savings accounts were largely unchanged, time deposits increased to $37,260,000 at year end 1995, a $5,345,000 increase from year end 1994. At the end of 1995 time deposits made up 69% of the total deposits, up from 66% last year. The Company's time deposit mix is reflective of the large retirement community of the local market.

Borrowings from the Federal Home Loan Bank are used by the Company for seasonal funding sources when loan production exceeds deposit growth. During 1995 these borrowings were reduced from $4,898,000 at the end of 1994 to $2,076,000 by the end of 1995. For 1995 the weighted average interest rate on these borrowings for the year ended 1995 was 6%. Management expects the use of borrowings to continue into 1996 as the need arises.

During the fourth quarter of 1995, the Bank applied for and obtained regulatory permission to establish a full-service branch in Barefoot Bay, a community five miles north of the Bank's Sebastian Branch in adjacent Brevard County. Management anticipates that construction of this branch will be completed and will be opened to the community in August, 1996. This expansion is expected to complement the continued growth of the Bank through increased deposits and loans in a market not currently served by an independent, locally owned financial institution.

The watchword for 1995 was profitability. The Company experienced record earnings with net income of $664,000, an increase of $484,000 or 269% over 1994. These earnings resulted in a return on average assets of 1.13% and a return on average equity of 13.79%. After a 20% stock split that was distributed in the first half of 1995, the Company returned $.93 per share on 711,767 outstanding shares.

Net interest income provided the largest portion of the Company's profitability. Net interest income increased from $2,140,000 in 1994 to $2,432,000 in 1995 for an increase of $292,000. Interest income increases were made up almost entirely of increases in interest and fees on loans. This income aggregated $4,830,000 which provided $1,074,000 of increased interest income while concurrent interest costs increased only $782,000. The Company's 1995 net interest income to average earning assets remained largely unchanged at 4.4% compared to 4.5% for 1994.

Provisions for loan losses were reduced for 1995 commensurate with the Company's less dramatic loan growth. In 1995, $100,000 in provisions were made in comparison to $160,000 in 1994. Net loan chargeoffs for 1995 were $26,000 compared to $46,000 in 1994 with net chargeoffs representing .06% of average loans for 1995 and .14% for 1994.

Additional enhancements to profitability were realized through increased other income. Other income increased $66,000 to $328,000 for 1995. Service charges on deposit accounts increased $42,000 for the period and were largely responsible for the increase. As the number of demand accounts continued to increase additional income was realized from these accounts. Other expenses were well controlled in 1995 and were actually reduced from $2,117,000 in 1994 to $2,090,000 in 1995, enhancing profitability by $27,000. While salaries, occupancy expenses and fixed asset expenses increased, miscellaneous expenses were reduced from $725,000 to $634,000. While reductions were accomplished in many of these expense areas, the largest single saving came from FDIC insurance premiums which were reduced $35,000. Expectations are for continued reductions in these premiums in 1996 as the required FDIC insurance reserve levels have been met from the premiums paid by commercial banks across the nation.

           CITRUS FINANCIAL SERVICES, INC. AND SUBSIDIARY
                     CONSOLIDATED BALANCE SHEETS

                                                    December 31,
                                                 1996                 1995
                                                     (In Thousands)
                      ASSETS
Cash and cash equivalents:
 Cash and due from banks                       $  2,514              $  1,644
 Federal funds sold                                 --                  3,358
                                                  2,514                 5,002
Interest bearing deposits in other banks            106                   124
Securities available for sale                     5,296                 5,571
Securities to be held to maturity (estimated
     fair value of $4,013 for 1996; $4,636
     for 1995)                                    4,203                 4,747
Loans                                            50,670                43,028
Facilities                                        2,550                 2,176
Accrued interest receivable                         362                   324
Deferred income taxes                               199                   216
Other assets                                        516                   310

    Total assets                               $ 66,416              $ 61,498

                             LIABILITIES
Deposits:
 Non-interest bearing demand deposits          $  8,136              $  6,699
 Demand deposits                                  3,386                 3,117
 Money market accounts                            3,889                 4,522
 Savings accounts                                 2,987                 2,205
 Time, $100,000 and over                         10,769                11,080
 Other time deposits                             29,479                26,180

    Total deposits                               58,646                53,803

Federal funds purchased                             500                   ---
FHLB advances                                     1,555                 2,076
Accounts payable and accrued liabilities            288                   248

    Total liabilities                            60,989                56,127

Commitments and contingencies (Note J)

                        STOCKHOLDERS' EQUITY
Preferred stock, $5 par value, authorized
          and unissued 1,000,000 shares             ---                   ---
Common stock, $3.47 par value, authorized
          10,000,000 shares, issued and
          outstanding 854,120 shares              2,966                 2,966
Additional paid-in capital                        3,108                 3,108
Treasury stock (114 shares, at cost)                 (1)                  ---
Accumulated deficit                                (488)                 (573)
Net unrealized holding losses on securities        (158)                 (130)

    Total stockholders' equity                    5,427                 5,371

    Total liabilities and stockholders'
          equity                               $ 66,416              $ 61,498

           CITRUS FINANCIAL SERVICES, INC. AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF OPERATIONS

                                               Year Ended December 31,
                                          1996        1995        1994
                                      (In Thousands, Except Per Share Data)
INTEREST INCOME
 Interest and fees on loans             $  4,350    $  4,016    $  2,944
 Interest on investment securities:
   U. S. Government agencies and
         corporations                        537         758         746
   Other                                      25          26          23
 Income on Federal funds sold                 54          22          22
 Interest on deposits with other banks         7           8          21
     Total interest income                 4,973       4,830       3,756

INTEREST EXPENSE
 Interest on deposits                      2,227       2,171       1,466
 Other                                        61         227         150
     Total interest expense                2,288       2,398       1,616
     Net interest income                   2,685       2,432       2,140

PROVISION FOR LOAN LOSSES                    352         100         160
     Net interest income after
         provision for loan losses         2,333       2,332       1,980

OTHER INCOME
 Service charges on deposit accounts         316         259         217
 Other fees for customer service              55          68          44
 Gain on sale of securities                  ---           1           1
     Total other income                      371         328         262

OTHER EXPENSES
 Salaries and employee benefits            1,142       1,021         972
 Occupancy expense                           173         166         163
 Furniture and equipment expense             214         229         211
 Stationery, printing and supplies            57          40          46
 Miscellaneous expenses                      987         634         725
     Total other expenses                  2,573       2,090       2,117

INCOME BEFORE INCOME TAXES                   131         570         125

INCOME TAXES (CREDIT)                         46         (94)        (55)



NET INCOME                              $     85    $    664    $    180


AVERAGE SHARES OUTSTANDING                   854         854         854


PER SHARE INFORMATION
 Income per share                       $    .10     $   .78    $    .21

           CITRUS FINANCIAL SERVICES, INC. AND SUBSIDIARY
     CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                       Net
                                                                    Unrealized
                                    Additional                        Holding    Total
                            Common    Paid-in  Accumulated Treasury  Losses on  Stockholders'
                             Stock    Capital    Deficit    Stock    Securities Equity
                                              (In Thousands)
Balance, December 31, 1993   $ 2,966  $ 3,108   $ (1,417)   $   -     $ (59)    $ 4,598

 Net income                      -        -          180        -        -          180

 Net change in net
    unrealized holding
    losses on securities         -        -          -          -       (528)      (528)

Balance, December 31, 1994     2,966    3,108     (1,237)       -       (587)     4,250

 Net income                      -        -          664        -        -          664
 Net change in net unrealized
  holding losses on securities   -        -          -          -        457        457

Balance, December 31, 1995     2,966    3,108       (573)       -       (130)     5,371

 Net income                      -        -           85        -         -          85
 Acquisition of treasury stock   -        -          -         (1)        -          (1)
 Net change in net unrealized
  holding losses on securities   -        -          -          -        (28)       (28)

Balance, December 31, 1996    $2,966   $3,108     $(488)     $ (1)    $ (158)    $5,427

           CITRUS FINANCIAL SERVICES, INC. AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF CASH FLOWS

                                               Year Ended December 31,
                                             1996       1995        1994
                                                   (In Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income                               $     85    $    664     $    180
 Adjustments to reconcile net income
   to net cash provided by (used in)
                operating activities:
   Provision for loan losses                   352         100          160
   Depreciation and amortization               189         197          181
   Amortization of organizational costs        -            15           46
   Net amortization of investment
        security premiums and discounts         24          25           73
   Gain on sale of securities                  -            (1)          (1)
   Deferred income tax                          46         (94)         (55)
   (Increase) decrease in assets:
     Origination of loans held for sale     (3,002)       (935)        (425)
     Accrued interest and other assets          12        (237)         (80)
   Increase (decrease) in liabilities:
     Accounts payable and accrued
              liabilities                       41          80          (28)
        Net cash provided by (used in)
              operating activities          (2,253)       (186)          51

CASH FLOWS FROM INVESTING ACTIVITIES
 Securities available for sale:
   Proceeds from sales                         -         2,919          463
   Purchases                                   (25)        -           (351)
   Proceeds from maturities                    270          86        1,709
 Securities to be held to maturity:
   Purchases                                   -           -           (994)
   Proceeds from maturities                    527         332          978
 Proceeds from sale of other real estate       158         -            -
 (Increase) decrease in interest bearing
            deposits in other banks             18          (8)         404
 Increase in loans                          (5,434)     (4,283)     (12,817)
 Purchase of facilities                       (569)        (37)        (194)
        Net cash used in investing
            activities                      (5,055)       (991)     (10,802)

CASH FLOWS FROM FINANCING ACTIVITIES
 Increase in deposits                        4,842       5,520        8,768
 Proceeds from (disbursements to) FHLB
          advances, net                       (521)     (2,822)       3,229
 Net increase in Federal funds purchased       500         -            -
 Acquisition of treasury stock                  (1)        -            -
        Net cash provided by financing
           activities                        4,820       2,698       11,997

NET INCREASE (DECREASE) IN CASH             (2,488)      1,521        1,246

CASH AND CASH EQUIVALENTS,
         BEGINNING OF YEAR                   5,002       3,481        2,235

CASH AND CASH EQUIVALENTS, END OF YEAR    $  2,514   $   5,002     $  3,481


SUPPLEMENTAL DISCLOSURES OF CASH FLOW
             INFORMATION
 Cash paid during the year for interest   $  2,257   $   2,300     $  1,455
 Cash paid during the year for income
           taxes                          $      5   $       5     $    -

           CITRUS FINANCIAL SERVICES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1996



NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

General:
The consolidated financial statements include the accounts and transactions of Citrus Financial Services, Inc. (Company) and its wholly-owned subsidiary, Citrus Bank, National Association (Bank). All significant intercompany accounts and transactions have been eliminated in consolidation.

The Bank provides a wide range of banking services to individual and corporate customers primarily in Indian River County, Florida.

The Company and the Bank are subject to regulations issued by certain regulatory agencies and undergo periodic examinations by those agencies.

Basis of Financial Statement Presentation:
The accounting and reporting policies of the Company conform with generally accepted accounting principles and with general practices within the banking industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the fair value of financial instruments.

Management believes that the allowance for losses on loans is adequate. While management uses available information to recognize losses on loans, including independent appraisals for significant properties, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for losses on loans. Such agencies may require the company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Investments:
Statement of Financial Accounting Standards No. 115 ("FAS 115"), Accounting for Certain Investments in Debt and Equity Securities, sets the standard for classification of and accounting for investments in equity securities that have readily determinable fair values, and all investments in debt securities which are to be classified as held-to-maturity securities, available-for-sale securities, or trading securities.

Debt securities that an enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity.

The Bank classifies its investments at the purchase date in accordance with the above-described guidelines. Premiums or discounts on securities at the date of purchase are being amortized or accreted, respectively, over the estimated life of the security using a method which approximates the level yield method.
Gains and losses realized on the disposition of securities are based on the specific identification method and are reflected in other income.

           CITRUS FINANCIAL SERVICES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1996



NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (Continued)

Loans:
Loans receivable are stated at unpaid principal balance, less the allowance for loan losses and net deferred loan origination fees and costs.

Interest on loans is accounted for on the accrual basis. Generally, the Company's policy is to discontinue the accrual of interest on loans delinquent over ninety days unless fully secured and in the process of collection. The accrued and unpaid interest is reversed from current income and thereafter interest is recognized only to the extent payments are received. A non-accrual loan may be restored to accrual basis when interest and principal payments are current and prospects for future recovery are no longer in doubt.

In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 114 ("FAS 114"), Accounting by Creditors for Impairment of a Loan, which sets the standard for recognition of loan impairment and the measurement methods for certain impaired loans and loans whose terms are modified in troubled debt restructurings.

Under FAS 114, a loan is impaired when it is probable that a creditor will be unable to collect the full amount of principal and interest due according to the contractual terms of the loan agreement. When a loan is impaired, a creditor has a choice of ways to measure the impairment. The measurement of impairment may be based on (1) the present value of the expected future cash flows of the impaired loan discounted at the loan's original effective interest rate, (2) the observable market price of the impaired loan, or (3) the fair value of the collateral of a collateral-dependent loan. Creditors may select the measurement method on a loan-by-loan basis, except that collateral-dependent loans for which foreclosure is probable must be measured at the fair value of the collateral. A creditor in a troubled debt restructuring involving a restructured loan should measure impairment by discounting the total expected future cash flows at the loan's original effective rate of interest.

The Company adopted FAS 114 during 1995. The adoption of FAS 114 did not significantly effect the company's financial statements.

Loan Fees:
Loan origination and commitment fees and certain direct loan origination costs are deferred and recognized over the term of the related loans as a yield adjustment using the level-yield method (loan-by-loan basis). Amortization of deferred fees and costs is discontinued when collectibility of the related loan is deemed uncertain. Fees and direct loan origination costs for unexercised commitments are recognized in income upon expiration of commitment.

Organizational Costs:
Certain costs incurred in organizing the Company have been deferred and are being amortized to expense on the straight-line method over five years from the date of opening for business. These costs were fully amortized as of December 31, 1995.

Allowance for Loan Losses:
The provision for loan losses charged to operating expenses is based upon management's judgment of the adequacy of the allowance giving consideration to its loan loss experience and an evaluation of the current loan portfolio. Such provision, less net charge-offs, comprise the allowance which is deducted from loans and is available for future charge-offs.

           CITRUS FINANCIAL SERVICES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1996



NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (Continued)

Facilities:
Facilities are stated at cost, less accumulated depreciation and amortization. Charges to income for depreciation and amortization are computed on the straight-line method over the assets' estimated useful lives.

When properties are sold or otherwise disposed of, the gain or loss resulting from the disposition is credited or charged to income. Expenditures for maintenance and repairs are charged against income and renewals and betterments are capitalized.

Off Balance Sheet Financial Instruments:
In the ordinary course of business the Bank has entered into off balance sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.

Income Taxes:
Provisions for income taxes are based on amounts reported in the statements of operations, after exclusion of non-taxable income such as interest on state and municipal securities, and include deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred taxes are computed on the liability method as prescribed in FAS
No. 109, Accounting for Income Taxes.

Net Income per Share:
Net income per share is computed based on the weighted average shares of common stock outstanding during the year. Stock splits are retroactively recognized in determining weighted average shares of common stock outstanding.

Statement of Cash Flows:
For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts on deposit in non-interest bearing accounts with other commercial banks and Federal funds sold.

Reclassification of Accounts:
Certain items in the financial statements for 1995 and 1994 have been reclassified to conform to the classifications used for the current year.


NOTE B - INVESTMENT SECURITIES

The amortized cost and estimated fair value of investments in debt and equity securities at December 31, 1996, are as follows:

                                              Gross         Gross   Estimated
                                 Amortized  Unrealized   Unrealized    Fair
                                  Cost        Gains         Losses     Value
                                               (In Thousands)
 Securities available for sale:
   U. S. Government agencies     $    500   $   -          $    5    $   495
   Mortgage-backed securities       4,643       -             216      4,427
   Other                              374       -              -         374
                                 $  5,517   $   -          $  221    $ 5,296

           CITRUS FINANCIAL SERVICES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1996



NOTE B - INVESTMENT SECURITIES (Continued)

                                                  Gross       Gros     Estimated
                                     Amortized  Unrealized  Unrealized   Fair
                                        Cost       Gains      Losses     Value
                                                (In Thousands)
Securities to be held to maturity:
   U. S. Government agencies        $ 1,499     $    -      $  177     $  1,322
   Mortgage-backed securities         2,452          2          12        2,442
   Other                                252          -           3          249
                                    $ 4,203     $    2      $  192     $  4,013

The amortized cost and estimated fair value of investments in debt and equity securities at December 31, 1995, are as follows:

                                              Gross       Gross      Estimated
                                 Amortized  Unrealized  Unrealized     Fair
                                   Cost       Gains       Losses       Value
                                           (In Thousands)
Securities available for sale:
   U. S. Government agencies     $   500     $    -      $     5      $   495
   Mortgage-backed securities      4,879          1          153        4,727
   Other                             349          -           -           349
                                 $ 5,728     $    1      $   158      $ 5,571

                                                Gross       Gross    Estimated
                                    Amortized  Unrealized  Unrealized   Fair
                                      Cost       Gains       Losses     Value
                                            (In Thousands)
Securities to be held to maturity:
   U. S. Government agencies        $ 1,459   $    -        $    68    $ 1,391
   Corporate bonds                    3,035        -             40      2,995
   Other                                253        -              3        250
                                    $ 4,747   $    -        $   111    $ 4,636

The fair value of securities fluctuates during the investment period. No provision for loss has been made in connection with the decline of fair value below book value, because the securities are purchased for investment purposes and the decline is not deemed to be other than temporary. Temporary declines in fair value of securities available for sale at December 31, 1996 of $158,000 (net of deferred income taxes of $66,000) are regarded as an adjustment to stockholders' equity. The estimated fair value of securities is determined on the basis of market quotations. At December 31, 1996, securities with carrying value of approximately $3,699,000, and market values of approximately $3,649,000, were pledged to secure deposits and for other operating purposes.

At December 31, 1996, the amortized cost of collateralized mortgage obligations included in securities available-for-sale and securities to be held-to-maturity was approximately $4,117,000 and $400,000, respectively.

No investment securities were sold during 1996. Proceeds from the sale of investment securities during 1995 and 1994 were approximately $2,919,000 and $463,000, respectively. Gross realized gains on such sales were approximately $1,400 and $1,000 respectively.

           CITRUS FINANCIAL SERVICES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1996



NOTE B - INVESTMENT SECURITIES (Continued)

The cost and estimated fair value of debt and equity securities at December 31, 1996, by contractual maturities, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                 Securities          Securities to be
                             Available-for-Sale      Held-to-Maturity
                                        Estimated            Estimated
                             Amortized    Fair     Amortize     Fair
                               Cost       Value      Cost      Value
                                          (In Thousands)
Due in one year or less      $   -      $   -       $   -      $   -
Due from one to five years       500        495       2,661      2,627
Due from five to ten years       -          -           900        759
Due after ten years            4,643      4,427         390        378
Other                            374        374         252        249
                             $ 5,517    $ 5,296     $ 4,203    $ 4,013

NOTE C - LOANS

The loan portfolio is classified as follows:

                                                 December 31,
                                             1996           1995
                                                (In Thousands)
Commercial and agricultural              $   9,133      $  9,105
Real estate                                 37,980        29,815
Installment and other loans                  3,945         4,482
  Total loans                               51,058        43,402
Less, unearned income                          (34)           (1)
Less, allowance for loan losses               (354)         (373)
                                         $  50,670      $ 43,028

The following is a summary of the transactions in the allowance for loan losses:

                                                 Year Ended December 31,
                                               1996    1995        1994
                                                     (In Thousands)
Balance, beginning of year                 $    373    $   299    $  185
Provision charged to operating expenses         352        100       160
Loans charged-off                              (879)       (27)      (62)
Recoveries                                      508          1        16
Balance, end of year                       $    354    $   373    $  299

Loans on which interest was not being accrued totaled $728,000 and $493,000 at December 31, 1996 and 1995, respectively. Had interest been accrued on these non-accrual loans at originally contracted rates, interest income (before income taxes) would have been increased by approximately $69,000 for 1996 and $10,000 for 1995.

          CITRUS FINANCIAL SERVICES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1996



NOTE C - LOANS (Continued)

A loan is considered impaired when, according to the contractual terms of the contract, it is probable that the Bank will be unable to collect all amounts due. At December 31, 1996, the Bank had classified $413,000 as impaired. Such amounts are also included in nonaccrual loans.


NOTE D - FACILITIES

Facilities are summarized as follows:

                                           Accumulated               Estimated
                                          Depreciation &  Net Book     Useful
                                   Cost    Amortization    Value       Lives
                                           (In Thousands)
December 31, 1996
  Land and land improvements        $   278  $   -     $    278
  Bank building and improvements      2,200      363      1,837   31.5 years
  Furniture, fixtures and equipment   1,099      664        435   2 - 15 years
                                    $ 3,577  $ 1,027   $  2,550

                                            Accumulated              Estimated
                                          Depreciation      Net Book   Useful
                                   Cost    Amortization      Value     Lives
                                            (In Thousands)
December 31, 1995
  Land and land improvements        $   228  $   -     $    228
  Bank building and improvements      1,825      301      1,524   31.5 years
  Furniture, fixtures and equipment     975      551        424   2 - 15 years
                                    $ 3,028  $   852   $  2,176

Other expenses for the years ended December 31, 1996, 1995 and 1994, include depreciation and amortization of facilities of $189,000, $197,000 and $181,000, respectively.


NOTE E - FHLB ADVANCES

The Bank has a line of credit master agreement with the FHLB of Atlanta which enables the Bank to borrow up to $10,000,000 with no expiration date. These advances are collateralized by the Bank's FHLB stock and a blanket floating lien consisting of wholly-owned residential (1-4 units) first mortgage loans. Advances on the line of $1,000,000 and $1,400,000, were outstanding as of December 31, 1996 and 1995. As of December 31, 1996 and 1995, the advances had interest rates of 5.57% and 6.00%, respectively. In addition to the line of credit arrangement, the Bank had fixed FHLB advances outstanding as of December 31, 1996, as follows:

 Maturity Date            Interest Rate        1996           1995
    2000                    5.26%          $  238,095      $  309,524
    2003                    5.76%          $  316,667      $  366,667

Interest expense on the line of credit and other FHLB advances amounted to approximately $57,000, $217,000, and $140,000, for the years ended December 31, 1996, 1995 and 1994, respectively.

           CITRUS FINANCIAL SERVICES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1996



NOTE F - STOCKHOLDERS' EQUITY

In connection with the Company's 1990 offering, organizers were granted warrants to purchase 427,065 shares of common stock at $6.94 per share. The warrants are exercisable for a ten year period commencing April 13, 1990.

As part of an employment agreement, in 1990 the Company granted stock options to one of its organizing directors for 5,931 shares of common stock at $10 per share. In addition, the director received options for 2,966 shares of common stock in each of the second and fourth years of his employment agreement at an option price of $10 per share. Such options are exercisable for a term of seven years from the date of the grant.

In addition to stock options granted to the director, the Company granted stock options to officers equal to 2% of the number of shares sold in the initial public offering. The stock options totaling 17,081, are exercisable at $6.94 per share starting with the fifth anniversary of Bank operations and expire on the tenth anniversary.

The Company has also entered into employment agreements with its officers providing for the granting of 39,840 non-statutory stock options. Such options are exercisable at $6.94 per share.

Information with respect to all options granted are summarized as follows:

                                 Exercise Price
 Period Granted      Shares        Per Option      Exercise Period
   1990               5,931          $  10         through April 1997
   1990              17,081          $   6.94      April  1995 to April  2000
                     23,012
   1991               2,966          $  10         through 1998
   1991               3,168          $   6.94      through July 2001
                     29,146
   1992               3,168          $   6.94      through July 2001
                     32,314
   1993               2,966          $  10         through March 2001
   1993               3,168          $   6.94      through July 2001
                     38,448
   1994               3,168          $   6.94      through July 2001
                     41,616
   1995               3,168          $   6.94      through July 2001
                     44,784
   1996              24,000          $   6.94      through July 2001
                     68,784

No options have been exercised as of December 31, 1996.

     CITRUS FINANCIAL SERVICES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1996



NOTE F - STOCKHOLDERS' EQUITY (Continued)

The ability of the Company to pay dividends to stockholders depends primarily on dividends received by the Company from the Bank. The Bank's ability to pay dividends is limited by Federal banking regulations based upon the Bank's profitability and other factors.

On December 19, 1996, Board of Directors approved a 20% stock split payable on January 31, 1997 for shareholders of record on January 15, 1997. All stock related data in the financial statements reflect the stock split for all periods presented.

NOTE G - INTEREST ON DEPOSIT ACCOUNTS

Time deposits at December 31, 1996, totaled $40,248,000. Maturities of such deposits are as follows:

                                         (In Thousands)
Year Ending December 31,:
     1997                               $    32,746
     1998                                     4,960
     1999                                       410
     2000                                       715
     2001                                     1,415

                                        $    40,248

Interest expense of certificates of deposit of $100,000 or more for 1996, 1995 and 1994 were approximately $520,000, $545,000 and $344,000, respectively.


NOTE H - INCOME TAXES

The provision (credit) for income taxes on income is summarized as follows:

                                             Year Ended December 31,
                                      1996            1995           1994
                                               (In Thousands)
Current:
   Federal                             $   -          $   -          $   -
   State                                   -              -              -
                                           -              -              -

Deferred:
   Federal                                 38            (74)           (47)
   State                                    8            (20)            (8)
                                          (46)           (94)           (55)

Total income tax provision (credit)   $   (46)        $  (94)        $  (55)

           CITRUS FINANCIAL SERVICES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1996



NOTE H - INCOME TAXES (Continued)

A reconciliation of the income tax computed at the Federal statutory rate of 34% and the income tax provision shown on the statement of operations, follows:

                                                    Year Ended December 31,
                                                    1996     1995      1994
                                                     (In Thousands)
Tax computed at statutory rate                     $   45   $  194     $  43
Increase (decrease) resulting from:
  Utilization of net operating loss carryforwards     (27)    (200)      (47)
  Recognition of deferred tax assets                   23      (94)      (55)
  Other                                                 5        6         4
     Income tax provision                          $   46   $  (94)    $ (55)

The components of the deferred income tax asset are as follows:

                                                  December 31,
                                             1996            1995
                                                 (In Thousands)
Deferred tax liability:
   Federal                                   $    (56)         $  (54)
   State                                          (10)             (9)
                                                  (66)            (63)
Deferred tax asset:
   Federal                                        236             275
   State                                           41              35
                                                  277             310
                                                  211             247
Valuation allowance                               (12)            (31)
     Net deferred tax asset                  $    199          $  216

The tax effects of each type of significant item that gave rise to deferred taxes are:

                                                    December 31,
                                                1996            1995
                                                   (In Thousands)
Net unrealized holding losses on securities     $    96        $  74
Depreciation                                        (45)         (48)
Net operating loss carryover                         84          118
Allowance for credit losses                          76          119
Other                                                -           (16)
Valuation allowance                                 (12)         (31)
   Net deferred tax asset                       $   199        $ 216

For Federal and State income tax purposes, the Company has a net operating loss carryforward of $222,000 as of December 31, 1996, which will expire in the year 2008.

           CITRUS FINANCIAL SERVICES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1996


NOTE I - DEFINED CONTRIBUTION PLAN

The Company has a defined contribution plan available to all employees who have worked one year. Employees may make an election to contribute up to 15% of their income. The Company pays an annual service fee and a set amount to participating employees, but makes no contributions to the employees' accounts.


NOTE J - COMMITMENTS AND CONTINGENCIES

The financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest rate risk and liquidity risk. These commitments and contingent liabilities are commitments to extend credit and standby letters of credit. A summary of these commitments and contingent liabilities at December 31, 1996 and December 31, 1995 follows:

                                           1996            1995
                                              (In Thousands)
 Commitments to extend credit             $   7,115       $  7,074
 Standby letters of credit                $     175       $     10
 Commercial letters of credit             $     198       $    198

The Bank uses the same credit policies in making commitments to extend credit and in issuing standby letters of credit as it does for extensions of credit shown on the balance sheets.

The Company is party to litigation, outstanding commitments and other contingent liabilities arising in the normal course of business. In the opinion of management, the resolution of such matters will not have a material effect on the financial statements.

The Bank has $1,250,000 unfunded lines-of-credit available from other banks for the purchase of Federal funds.


NOTE K - CONCENTRATIONS OF CREDIT

Substantially all of the Bank's loans, commitments and standby letters of credit have been granted to customers in south Florida. The concentrations of credit by type of loan are set forth in Note C. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Standby letters of credit were granted primarily to commercial borrowers.


NOTE L - RELATED PARTIES

The Bank holds loans and engages in transactions in the ordinary course of business with certain of the directors and senior officers of the Bank. Total loans to such persons and their affiliates amounted to $2,230,000 and $1,790,000 at December 31, 1996 and 1995, respectively.

Following is a summary of activity for 1995 and 1996 for such loans:

                       Beginning                                                End of
                        of Year                                                  Year
                        Balance    Additions   Reductions    Balance
                                   (In Thousands)
 1995                  $  2,250    $    424    $    883      $  1,791
 1996                  $  1,791    $  1,610    $  1,171      $  2,230

           CITRUS FINANCIAL SERVICES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1996



NOTE M - NON-INTEREST OPERATING EXPENSES

Other expenses for 1996, 1995 and 1994, were as follows:

                                         1996        1995       1994
                                              (In Thousands)
Advertising and public relations       $    54    $   25      $   71
Professional fees                          266        69          77
Data processing                            140        97          94
Amortization of organizational costs       -          15          46
Insurance                                   47        74         110
Telephone                                   37        31          29
Other miscellaneous expenses               443       323         298
                                       $   987    $  634      $  725

NOTE N - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

 Cash and Short-term Investments:
   For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

 Investment Securities:
   For securities held as investments, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

 Loans Receivable:
   For loans subject to repricing and loans intended for sale within six months, fair value is estimated at the carrying amount plus accrued interest.

   The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

 Deposit Liabilities:
   The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of long-term fixed maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

 Short-term Debt:
   For short-term debt, including accounts and demand notes payable, the carrying amount is a reasonable estimate of fair value.

           CITRUS FINANCIAL SERVICES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1996



NOTE N - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The estimated fair values of the Bank's financial instruments at December 31, 1996, are as follows:

                                                Carrying             Fair
                                                 Amount              Value
                                                       (In Thousands)
Financial Assets
   Cash and deposits in other banks           $   2,620           $   2,620
   Investment securities                          9,499               9,309
   Loans                                         50,670              49,630
     Total assets valued                      $  62,789           $  61,559

Financial Liabilities
   Deposits                                   $  58,646           $  59,082
   Federal funds purchased                          500                 500
   FHLB Advances                                  1,555               1,555
     Total liabilities valued                 $  60,701           $  61,137

NOTE O - REGULATORY CAPITAL MATTERS

The Federal Reserve Board and other bank regulatory agencies have adopted risk-based capital guidelines for banks and bank holding companies. The main objectives of the risk-based capital framework are to provide a more consistent system for comparing capital positions of banking organizations and to take into account the different risks among banking organizations' assets, liabilities and off-balance sheet items. Bank regulatory agencies have supplemented the risk-based capital standard with a leverage ratio for Tier I capital to total reported assets.

Failure to meet the capital adequacy guidelines and the framework for prompt corrective actions could initiate actions by the regulatory agencies which could have a material effect on the financial statements.

As of December 31, 1996, the most recent notification from the FDIC, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To remain categorized as well capitalized, it will have to maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as disclosed in the table below. There are no conditions or events since the most recent notification that management believes have changed the prompt corrective action category.

                                                                 To Be Well
                                                                 Capitalized
                                                                 Under Prompt
                                                 For Capital   Corrective Action
                                  Actual       Adequacy Purposes   Provisions
                               Amount  Ratio >= Amount >= Ratio >=Amount >=Ratio
                                             (dollars in thousands)

As of December 31, 1996:
 Total Risk-Based Capital
   (to Risk-Weighted Assets)   $ 5,508  11.56%  $ 3,812  8.00%  $ 4,765 10.00%
 Tier I Capital
   (to Risk-Weighted Assets)   $ 5,154  10.82%  $ 1,906  4.00%  $ 2,859  6.00%
 Tier I Capital
   (to Adjusted Total Assets)  $ 5,154   8.07%  $ 2,555  4.00%  $ 3,194  5.00%

           CITRUS FINANCIAL SERVICES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1996



NOTE O - PARENT COMPANY FINANCIAL INFORMATION

Presented below are condensed financial statements for Citrus Financial Services, Inc. (parent only):

Condensed Balance Sheets as of December 31:         1996             1995
                                                      (In Thousands)
Assets
Cash                                             $    263          $    361
Investment in subsidiary bank, net                  4,997             4,903
Other assets                                          178               150
Total                                            $  5,438          $  5,414

Liabilities and Stockholders' Equity
Liabilities                                      $     11          $     43
Stockholders' equity                                5,427             5,371
Total                                            $  5,438          $  5,414

Condensed Statements of Operations and Stockholders' Equity

Years Ended December 31:                      1996       1995       1994
                                                     (In Thousands)
Equity in net income of subsidiary bank   $     121    $   643     $    178
Other income                                     67        102           24
Other expenses                                 (103)       (81)         (22)
Net Income                                       85        664          180
Stockholders' Equity:
  Beginning of year                           5,371      4,250        4,598
  Acquisition of treasury stock                  (1)       -            -
  Net change in unrealized holding losses
   on securities in subsidiary bank             (28)       457         (528)
  End of year                             $   5,427    $ 5,371      $ 4,250

Condensed Statements of Cash Flows

Years Ended December 31:                    1996         1995         1994
                                                   (In Thousands)
Operating Activities
Net income                                $   85       $   664      $    180
Adjustment to reconcile net income to net
 cash provided by operating activities:
  Equity in undistributed earnings of
         subsidiary                         (121)         (643)         (178)
  Deferred income taxes                       23           (74)          (25)
  Other                                      (85)           57           (23)
Net cash Provided by (Used in)
         operating activities                (98)            4           (46)

Cash at beginning of year                    361           357           403
Cash at end of year                      $   263       $   361      $    357

                    INDEPENDENT AUDITORS' REPORT


To The Board of Directors and Stockholders
Citrus Financial Services, Inc. and Subsidiary
Vero Beach, Florida

We have audited the consolidated balance sheets of Citrus Financial Services, Inc. and subsidiary as of December 31, 1996, and December 31, 1995, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Citrus Financial Services, Inc. and subsidiary as of December 31, 1996, and December 31, 1995 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.





                                        Certified Public Accountants



Tampa, Florida
January 10, 1997

Board of Directors
   Citrus Financial Services, Inc.
   Citrus Bank, National Association




                         Robert L. Brackett
                        Chairman of the Board
                  Citrus Financial Services, Inc.
                        and Citrus Bank, N.A.
                       Treasurer and Director
                     Credit Data Services, Inc.
                       Real Estate Investments

                          Josh C. Cox, Jr.
                President and Chief Executive Officer
                   Citrus Financial Services, Inc.
                        and Citrus Bank, N.A.

                       S. Hallock duPont, Jr.
                              Director
                          Citrus Bank, N.A.
                              President
                            Europa Corp.

                         Hubert Graves, Jr.
                              Director
                   Citrus Financial Services, Inc.
                        and Citrus Bank, N.A.
                              President
                     Hubert Graves Citrus, Inc.
                              President
                              HGX, Inc.

                           Roy H. Lambert
                              Director
                   Citrus Financial Services, Inc.
                        and Citrus Bank, N.A.
                              Chairman
                      Regency Windsor Companies







                          Earl H. Masteller
                              Director
                   Citrus Financial Services, Inc.
                        and Citrus Bank, N.A.
                              President
                 Masteller, Moler & Associates, Inc.
                           Vice President
                      Sickels & Masteller, Inc.

                          Louis L. Schlitt
                              Director
                   Citrus Financial Services, Inc.
                        and Citrus Bank, N.A.
                              President
                  Schlitt Insurance Services, Inc.
                         Louis Schlitt, Inc.

                          William B. Schuh
                              Director
                         Community Relations
                          Citrus Bank, N.A.

                        Walter E. Smith, Jr.
                              Director
                   Citrus Financial Services, Inc.
                           Owner/Operator
                        Unocal 76 Truck Stops

                          James R. Thompson
                              Director
                   Citrus Financial Services, Inc.
                           and Citrus Bank, N.A.
                            Consulting Engineer

                          Jeffrey L. Velde
                              Director
                          Citrus Bank, N.A.
                              President
                             Velde Ford

Officers
Citrus Financial Services, Inc.
Citrus Bank, National Association



                          Josh C. Cox, Jr.
                President and Chief Executive Officer
                   Citrus Financial Services, Inc.
                        and Citrus Bank, N.A.


                           Randy J. Riley
                        Senior Vice President
                        Chief Lending Officer
                   Citrus Financial Services, Inc.
                        and Citrus Bank, N.A.

                          Jeffrey P. Meyer
                           Vice President
                         Commercial Lending
                          Citrus Bank, N.A.

                           Marie E. Yates
                           Vice President
                    Manager - Barefoot Bay Center
                          Citrus Bank, N.A.

                            Diana R. Best
                      Assistant Vice President
                     Manager - Sebastian Center
                          Citrus Bank, N.A.

                           Cindy L. Morley
                      Assistant Vice President
                        Credit Administration
                          Citrus Bank, N.A.

                          Marion H. De Tota
                           Finance Officer
                          Citrus Bank, N.A.


                          Henry O. Speight
                        Senior Vice President
                       Chief Financial Officer
                   Citrus Financial Services, Inc.
                        and Citrus Bank, N.A.

                        Donna Mangino-Prieto
                           Vice President
                      Human Resources/Marketing
                          Citrus Bank, N.A.

                            Joanna Brown
                      Assistant Vice President
                         Operations Officer
                          Citrus Bank, N.A.

                          Ginette M. Sholan
                      Assistant Vice President
                     Loan Administration Officer
                          Citrus Bank, N.A.

Shareholder Information

Shareholder Assistance

Shareholders requiring a change of address, records, or information about lost /missing certificates, should contact:
     Citrus Financial Services, Inc.
     P.O. Box 2560
     Vero Beach, FL 32961-2560
     Telephone: (561) 778-4100

Information

Analysts, investors and others seeking financial data or general information are asked to contact Raymond James and Associates.
     Telephone: (561) 231-7000

Publications

Requests for printed materials, including annual and quarterly reports, proxy statements, 10-K and 10-Q reports should be directed to CFSI's Finance Officer:
     Citrus Financial Services, Inc.
     P.O. Box 2560
     Vero Beach, FL 32961-2560
     Telephone: (561) 778-4100

Annual Meeting

CFSI's 1996 annual meeting of shareholders will be held at 5:00 p.m. on Monday, April 28, 1997, at the offices of Citrus Bank, N.A., 1717 Indian River Boulevard, Vero
Beach, Florida.

Independent Auditors

     Rex Meighen & Company
     509 South Hyde Park Avenue
     Tampa, Florida 33606-2295
     Telephone: (813) 251-1010


Legal Counsel

     Igler & Dougherty, P.A.
     1501 Park Avenue East
     Tallahassee, Florida 32301
     (904) 878-2411